UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2012 (Report No. 2)

Commission File Number: 0-28724

ORCKIT COMMUNICATIONS LTD.
(Translation of registrant’s name into English)

126 Yigal Allon Street, Tel-Aviv 67443, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X          Form 40-F_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

CONTENTS

This Report on Form 6-K is hereby incorporated by reference into (i) the Registration Statements on Form F-3, Registration Nos. 333-160443, 333-164822, 333-165753, 333-166203 and 333-171438 of Orckit Communications Ltd. (the "Company") and (ii) the Company’s Registration Statements on Form S-8, Registration Nos. 333-05670, 333-08824, 333-12178, 333-131991 and 333-164090.

ORCKIT APPROVES INTERNAL REORGANIZATION

The Company has adopted a plan to reduce expenses by approximately $6 million per fiscal year.  The plan contemplates the dismissal of approximately 40 employees, across all company departments.

In addition, the Company announced that Mr. Uri Shalom has transferred from the position of Chief Financial Officer to that of Vice President – Business Development, effective July 1, 2012.  Mr. Izhak Tamir, the Company's President, has assumed the additional role of Acting CFO until a replacement is hired.

Mr. Tamir said, "It has been difficult so far to attract new equity investments.  Therefore, we have decided to take the responsible step of materially reducing expenses, while maintaining the manpower and expertise required to continue to develop our key products, support our existing customers and advance our relationships with global original equipment manufacturers (OEMs)."

Forward Looking Statements
Certain matters discussed in this report are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, the Company’s history of losses, dependence on a limited number of customers, the risk that the Company will not be selected for some or all of the large projects it is seeking, that there will be delays in selecting the suppliers or in issuing purchase orders related to such projects, that the Company will be unable to manufacture, deliver and support products satisfactorily and on a timely basis, that the Company will not have sufficient funds to continue its operations at the level required to develop and market its product lines or at all, that the Company will be unable to raise additional funds as and when required on reasonable terms or at all, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, exchange rate fluctuations, fluctuation in order size, proprietary rights of the Company and its competitors, need for additional financing, the ability to repay the convertible notes, the amount of convertible notes that are converted pursuant to the arrangement with the holders of the Series A and Series B convertible notes, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, the effect of current global economic conditions, as well as turmoil in the financial and credit markets, and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Actual results may materially differ. The Company assumes no obligation to update the information in this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                   ORCKIT COMMUNICATIONS LTD.

Date: August 2, 2012                                                                By:/s/ Izhak Tamir
   Izhak Tamir
   President